Exhibit 99.1
Alithya reports record first quarter fiscal 2022 results

Industry leading organic growth and bookings, in all geographies
Q1-2022 Highlights
•Revenues increased 45.6% to $102.9 million, compared to $70.7 million for the same quarter last year. The consolidated percentage increase would have been 51.3% assuming a constant US$ exchange rate.
•Gross margin increased 38.9% to $28.3 million, compared to $20.4 million for the same quarter last year.
•Gross margin as a percentage of revenues decreased to 27.5%, from 28.9% for the same quarter last year.
•Selling, general and administrative expenses as a percentage of revenues decreased to 22.1%, from 27.5% for the same quarter last year.
•Adjusted EBITDA(1) increased 114.5% to $7.0 million, compared to $3.3 million for the same quarter last year, and increased 115.0% sequentially compared to the fourth quarter of last year.
•Q1 bookings(1) reached $708.5 million, including the $600.0 million estimated value of the two new long-term contracts signed as part of the acquisition of R3D Consulting Inc. ("R3D" or the "R3D Acquisition"), which translated into a book-to-bill ratio(1) of 7.11 for the quarter, and on a trailing twelve months basis, bookings(1) were $989.7 million, which translated into a book-to-bill ratio(1) of 3.21.
•Net loss of $2.0 million, or $0.02 per share, compared to a net loss of $4.5 million, or $0.08 per share, for the same quarter last year.
•Expansion in Morocco to bolster expertise and talent pool of Alithya Digital Solutions Center.
•Record sales in the US Oracle business, expanding stronghold from healthcare to financial services and high technology.
•R3D's integration is progressing as anticipated, and contracts are ramping up at an excellent pace.
MONTREAL, CANADA (August 12, 2021) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation employing more than 3,300 highly qualified professionals and offering enterprise cloud solutions across Canada, the U.S. and Europe, reported today its results for the first quarter fiscal 2022 ended June 30, 2021. All amounts are in Canadian dollars unless otherwise stated.

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Summary of the financial results for the first quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2022-Q1	F2021-Q1
Revenues	102,921	70,711
Gross Margin	28,340	20,403
Gross Margin (%)	27.5%	28.9%
Adjusted EBITDA(1)	7,012	3,269
Adjusted EBITDA Margin(1) (%)	6.8%	4.6%
Net loss	(2,032)	(4,529)
(1)These are non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A for more information and calculated amounts.
Quote by Paul Raymond, President and CEO, Alithya:
“I am very pleased with our team’s record first quarter performance. We have exceeded all expectations and are seizing new opportunities to accelerate profitable growth in all of our industries and geographies.
In Canada, we are posting industry leading organic growth, and we are on track with the integration of R3D (our latest acquisition closed on April 1, 2021), and a much larger recurring backlog of long-term revenue is helping to transform this operation. Also, we are rapidly scaling to effectively compete for the largest and most complex digital transformation projects and cloud migrations, which are increasingly in demand by our customers.
In the U.S., our foresight to retain our people throughout the pandemic is enabling us to accelerate a turnaround in our business. The availability of our professionals has enabled us to ramp up and convert new bookings rapidly. Hindsight suggests that we made the right decision.
Our long-term vision contributes to our success in attracting and retaining the best people. Our bookings and backlog give us confidence for the months ahead, despite ongoing uncertainties related to the pandemic in our geographies. Alithya is extremely well positioned to execute our strategic plan to generate profitable, organic growth and high-quality acquisitions to better support our clients, and to provide our people with ever growing career opportunities.”
First Quarter Results
Revenues
Revenues amounted to $102.9 million for the three months ended June 30, 2021, a $32.2 million increase, or 45.6%, from $70.7 million for the three months ended June 30, 2020. Assuming a constant US$ exchange rate, the consolidated percentage increase would have been 51.3%.
Revenues in Canada increased by $29.9 million, or 77.8%, to $68.2 million for the three months ended June 30, 2021, from $38.4 million for the three months ended June 30, 2020. Organic growth in all areas and additional revenues of $20.0 million from the R3D Acquisition, including growth from the two new long-term contracts, accounted for the bulk of the increase in revenues. On a sequential basis, revenues in Canada increased by $22.8 million, from $45.4 million for the fourth quarter of last year.
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U.S. revenues increased by $1.1 million, or 3.7%, to $31.4 million for the three months ended June 30, 2021, from $30.3 million for the three months ended June 30, 2020. General organic growth in most areas, particularly in the Oracle business, was partially offset by the negative impact of foreign exchange variations between the periods. Revenues would have been $35.5 million with a constant US$ exchange rate, resulting in an increase in constant currency of 17.1%. On a sequential basis, revenues in the U.S. increased by $1.7 million, from $29.7 million for the fourth quarter of last year, despite an unfavorable US$ exchange rate impact of $1.0 million.
In Europe, revenues increased by 59.5%, to $3.3 million, from $2.0 million for the same quarter last year, due primarily to a general recovery of activity levels, partially offset by the negative impact of foreign exchange variations between the two periods. On a sequential basis, revenues in Europe increased by $0.4 million, from $2.9 million for the fourth quarter of last year.
Gross margin
Gross margin increased by $7.9 million, or 38.9%, to $28.3 million for the three months ended June 30, 2021, from $20.4 million for the three months ended June 30, 2020. Gross margin as a percentage of revenues decreased to 27.5% for the three months ended June 30, 2021, from 28.9% for the three months ended June 30, 2020.
The percentage decrease was driven primarily by decreased gross margin in Canada from the R3D Acquisition, whose revenues historically show a higher proportion from billable subcontractors, as well as a $2.5 million impact from increased costs on one large customer project also involving the development of some highly complex, bespoke digital transformation software, which may have further commercial applications. The project is nearing completion and no further cost increases or losses are expected going forward. This decrease was partially offset by increased gross margin in the U.S. and Europe, due to some U.S. governmental wage subsidies, namely the forgiveness of $4.6 million in Paycheck Protection Program loans, as well as increased utilization rates. Of note, before the impact of the above large customer project, the wage subsidies, and the R3D Acquisition, the gross margin percentage increased in all geographies. On a sequential basis, the overall gross margin increased by $4.8 million, or 20.8%, from $23.5 million for the fourth quarter of last year.
As with previous acquisitions, the Company’s objective is to gradually transform R3D's revenue mix by increasing revenues from permanent employees relative to subcontractor revenues, which would result in higher gross margins.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $22.7 million for the three months ended June 30, 2021, an increase of $3.3 million, or 17.1%, from $19.4 million for the three months ended June 30, 2020. As a percentage of consolidated revenues, total selling, general and administrative expenses were 22.1% for the three months ended June 30, 2021, compared to 27.5%, for the same period last year.
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Adjusted EBITDA(1)
Adjusted EBITDA(1) amounted to $7.0 million for the three months ended June 30, 2021, representing an increase of $3.7 million, from $3.3 million for the three months ended June 30, 2020. As explained above, the contribution from the R3D Acquisition and increased gross margin were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 6.8% for the three months ended June 30, 2021, compared to 4.6% for the three months ended June 30, 2020.
Net loss
Net loss for the three months ended June 30, 2021 was $2.0 million, an improvement of $2.5 million, from $4.5 million for the three months ended June 30, 2020. The decreased loss was driven by increased Adjusted EBITDA, increased selling, general and administrative expenses, decreased share-based compensation, increased depreciation, increased business acquisition and integration costs, and increased income tax recovery in the three months ended June 30, 2021, compared to the three months ended June 30, 2020.
Liquidity and Capital Resources
Net cash from operating activities was $0.5 million in the three months ended June 30, 2021, including favorable changes in non-cash working capital items of $4.5 million, representing a decrease from $7.4 million of cash from operating activities for the same period last year.
Net bank borrowing(1) reached $30.6 million, an increase from $21.1 million as at March 31, 2021. Total long-term debt as at June 30, 2021 increased by $7.4 million, to $62.4 million, from $55.0 million as at March 31, 2021, due primarily to an increase of $13.3 million in drawings under the Credit Facility, related to the R3D Acquisition.
Outlook
As the context surrounding the COVID-19 pandemic continues to evolve, and although Alithya was fortunate enough to provide essential services since the commencement of the crisis, management remains very cautious with its outlook. The Company’s priority still is the protection of its people, its clients and the Company. However, notwithstanding the ongoing pandemic, the Company has shown its ability to navigate the crisis and maintain focus on its three-to-five-year strategic plan, which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions
•Achieving best-in-class employee engagement
•Providing its investors, partners and stakeholders with long-term growing return on investment.
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Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-to-five-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended June 30, 2021 and for the year ended March 31, 2021, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
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Non-IFRS Measures
This press release includes certain measures which have not been prepared in accordance with IFRS. EBITDA, adjusted EBITDA, adjusted EBITDA margin, net bank borrowing, bookings and book-to-bill ratio are non-IFRS measures. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the year ended March 31, 2021 for a description of such measures, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.
Conference Call
Alithya will hold a conference call to discuss these results on August 12, 2021 at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1.800.263.0877, conference ID: 6816633, or via webcast at https://www.icastpro.ca/h3zkfp. Persons unable to call in at this time may access a recording by dialing 1-888-203-1112 and entering the passcode 6816633. This recording will be available until September 11, 2021.
About Alithya
Alithya is a North American leader in strategy and digital transformation. The Company employs more than 3,300 professionals in Canada, the United States, and Europe. Alithya's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills to develop tools designed to meet the unique needs of customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare and government. To learn more about Alithya, visit www.alithya.com.
Source:
Benjamin Cerantola
Senior Advisor, Corporate Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim condensed consolidated financial statements and notes for the three months ended June 30, 2021 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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